

# Hilton Group plc

03 DEC -9 7:21

## COMPANIES ACT 1985 ("THE ACT")
## DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 20 NOVEMBER 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 160,435,963 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 10.14% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

|  | SHARES |
|---|---|
| HSBC | 7,181,700 |
| CHASE NOMINEES LIMITED | 3,285,200 |
| STATE STREET NOMINEES LIMITED | 3,765,318 |
| STATE STREET BANK & TRUST COMPANY | 4,263,200 |
| LLOYDS BANK NOMINEES LIMITED | 538,800 |
| MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK | 5,900 |
| NORTRUST NOMINEES | 41,200 |
| STATE STREET NOMINEES LIMITED | 557,723 |
| BROWN BROTHERS HARRIMAN | 42,500 |
| NORTHERN TRUST | 209,100 |

| | |
|---|---:|
| LLOYDS BANK NOMINEES LIMITED | 1,135,700 |
| STATE STREET BANK & TRUST | 334,900 |
| J P MORGAN CHASE | 401,300 |
| CHASE MANHATTAN BANK LONDON | 32,375,493 |
| CHASE NOMINEES LIMITED | 5,802,800 |
| BANK OF NEW YORK LONDON | 2,159,800 |
| MELLON NOMINEES LIMITED | 961,700 |
| NORTHERN TRUST | 744,900 |
| CHASE NOMINEES LIMITED | 2,830,329 |
| HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED | 730,100 |
| DEUTSCHE BANK | 147,100 |
| CITIBANK | 1,120,700 |
| BANKERS TRUST | 820,100 |
| NORTHERN TRUST | 688,800 |
| HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED | 20,314,070 |
| CHASE MANHATTAN BANK LONDON | 8,049,469 |
| STATE STREET BANK & TRUST | 3,295,128 |
| BANK OF NEW YORK LONDON | 19,697,500 |
| CHASE NOMINEES LIMITED | 4,401,000 |
| DEUTSCHE BANK | 1,498,076 |
| NORTHERN TRUST | 10,295,462 |

| | |
|---|---:|
| MELLON NOMINEES LIMITED | 106,300 |
| BANK OF NEW YORK, BRUSSELS | 2,685,500 |
| NATIONAL AUSTRALIA BANK | 29,100 |
| PICG | 14,600 |
| J P MORGAN | 7,901,700 |
| STATE STREET NOMINEES LIMITED | 2,616,300 |
| CITIBANK | 844,600 |
| MSS NOMINEES LIMITED | 2,437,247 |
| NORTRUST NOMINEES LIMITED | 3,667,600 |
| CHASE MANHATTAN BANK AG FRANKFURT | 250,748 |
| MORGAN STANLEY | 1,547,500 |
| BROWN BROTHERS HARRIMAN | 639,700 |
| | |
| TOTAL | 160,435,963 |